UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Nuburu, Inc.
(Name of Issuer)

Common stock, par value $0.0001 per share
(Title of Class of Securities)

67021W103
(CUSIP Number)

David Seldin
Anzu Partners LLC
Anzu Nuburu LLC
Anzu Nuburu II LLC
Anzu Nuburu III LLC
Anzu Nuburu V LLC
CST Global LLC
David & Jennifer Michael Family Ltd Partnership
Whitney Haring-Smith
Debrah Herman
c/o Debrah Herman
12610 Race Track Road, Suite 250
Tampa, Florida 33626
(240) 428-6817
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
David Seldin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
337,369 (1)(2)

	8	SHARED VOTING POWER
48,515 (3)

	9	SOLE DISPOSITIVE POWER
337,369 (2)

	10	SHARED DISPOSITIVE POWER
48,515 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
385,884

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
On July 23, 2024, the Issuer completed a one-for forty reverse stock split of its common stock (the “Reverse Stock Split”). All of the share numbers presented in this Amendment No. 5 have been adjusted to reflect the Reverse Stock Split.

(2)
Reflects (i) 67,694 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held directly by Mr. Seldin, (ii) 121,411 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (“Preferred Stock”), held directly by Mr. Seldin, assuming such shares of Preferred Stock have been converted into Common Stock at a Preferred Conversion Price (as defined below) equal to $0.25 divided by $5.00, which represents the maximum number of shares issuable to holders of Preferred Stock (the “Maximum Preferred Conversion Ratio”), as adjusted to reflect the Reverse Stock Split, (iii) 43,605 shares of Common Stock issuable to Mr. Seldin upon conversion of the 7% convertible promissory notes due 2026 (the “Convertible Notes”) issued pursuant to that certain Note and Warrant Purchase Agreement, dated as of June 12, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Purchase Agreement”), as adjusted to reflect the Reverse Stock Split, and (iv) 220,000 shares of Common Stock issuable to Mr. Seldin upon conversion of the warrants (the “Warrants”) issued pursuant to the terms of that certain Note and Warrant Purchase Agreement, dated as of November 13, 2023, by and among the Issuer and the investors listed on Schedule I thereto (the “Second Purchase Agreement”). The Preferred Stock is convertible at any time into Common Stock at a conversion rate equal to $0.25 (as adjusted to reflect the Reverse Stock Split and as may be subject to further equitable adjustment in the event of another stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding) divided by the lesser of (i) $11.50 and (ii) the greater of (x) 115% of the lowest volume weighted average price per share of Common Stock as displayed under the heading Bloomberg VWAP (the “VWAP”) for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $5.00, in each case subject to adjustment as set forth in the Certificate of Designations of Series A Preferred Stock (the “Preferred Conversion Price”). The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at a conversion price of $0.0172 (as adjusted to reflect the Reverse Stock Split and as may be subject to further adjustment pursuant to the terms of the Convertible Notes, the “Convertible Note Conversion Price”). Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date. Pursuant to the terms of the Second Purchase Agreement, upon acceptance by the New York Stock Exchange of the Issuer’s supplemental listing application, the Issuer was required to issue to each noteholder a Warrant exercisable for a number of shares of Common Stock equal to 100% of the note principal. The Warrants have an exercise price equal to $5.00 per share (as adjusted to reflect the Reverse Stock Split and as may be subject to further adjustment), have a 5-year term, and may be repurchased by the Issuer when the trading price of its Common Stock exceeds 200% of the applicable exercise price for 20 out of 30 consecutive trading days.

(3)
Reflects (i) (a) 2,339 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners LLC (“Anzu Partners”), (ii) 97,409 shares of Preferred Stock held directly by Anzu Nuburu LLC (“Anzu Nuburu”), (iii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II LLC (“Anzu Nuburu II”), (iv) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III LLC (“Anzu Nuburu III”) and (v) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V LLC (“Anzu Nuburu V” and, collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs”), assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Mr. Seldin disclaims beneficial ownership with respect to the shares held directly by Anzu Partners and the Anzu SPVs, except to the extent of his pecuniary interest therein, if any.

1	NAMES OF REPORTING PERSONS
Anzu Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
27,339 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
27,339 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 2,339 shares of Common Stock held directly by Anzu Partners and (ii) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Ratio.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,870 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,870 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 97,409 shares of Preferred Stock held directly by Anzu Nuburu, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,238 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,238 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,238

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, assuming such shares of Preferred Stock have been converted into Common Stock at the Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,847 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,847 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,847

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 36,937 shares of Preferred Stock held directly by Anzu Nuburu III, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
Anzu Nuburu V LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,221 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,221 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,221

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

1	NAMES OF REPORTING PERSONS
CST Global LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
74,711 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
74,711 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
74,711

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects (i) 25,863 shares of Common Stock held directly by CST Global LLC, (ii) 24,282 shares of Preferred Stock held directly by CST Global LLC, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio, (iii) 3,634 shares of Common Stock issuable to CST Global LLC upon conversion of Convertible Notes issued pursuant to the Purchase Agreement, and (iv) 44,000 shares of Common Stock issuable to CST Global LLC upon conversion of the Warrants issued pursuant to the terms of the Second Purchase Agreement. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. The Convertible Notes and any accrued interest thereon are convertible at the option of the holder at any time following June 23, 2023 prior to repayment of the Convertible Notes into shares of Common Stock at the applicable Convertible Note Conversion Price. Interest accrues on the unpaid principal amount of the Convertible Notes at a rate equal to 7% per annum, but it is not due and payable until the maturity date. The Warrants have an exercise price equal to $5.00 per share (as adjusted to reflect the Reverse Stock Split and as may be subject to further adjustment), have a 5-year term, and may be repurchased by the Issuer when the trading price of its Common Stock exceeds 200% of the applicable exercise price for 20 out of 30 consecutive trading days.

1	NAMES OF REPORTING PERSONS
David & Jennifer Michael Family Ltd Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,355 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,355 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,355

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Reflects 1,355 shares of Common Stock held directly by David & Jennifer Michael Family Ltd Partnership.

CUSIP No. 67021W103
1	NAMES OF REPORTING PERSONS
Whitney Haring-Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,158 (1)

	8	SHARED VOTING POWER
27,339 (2)

	9	SOLE DISPOSITIVE POWER
6,158 (1)

	10	SHARED DISPOSITIVE POWER
27,339 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 5,551 shares of Common Stock held directly by Mr. Haring-Smith and (ii) 12,141 shares of Preferred Stock held directly by Mr. Haring-Smith, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price.

(2)
Reflects (i) (a) 2,339 shares of Common Stock and (b) 500,000 shares of Preferred Stock held directly by Anzu Partners, assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Mr. Haring-Smith and Mr. Seldin are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Haring-Smith disclaims beneficial ownership with respect to the shares held directly by Anzu Partners, except to the extent of his pecuniary interest therein, if any.

CUSIP No. 67021W103
1	NAMES OF REPORTING PERSONS
Debrah Herman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,176 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,176 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,176

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Reflects (i) 97,409 shares of Preferred Stock held directly by Anzu Nuburu, (ii) 44,767 shares of Preferred Stock held directly by Anzu Nuburu II, (iii) 36,937 shares of Preferred Stock held directly by Anzu Nuburu III and (iv) 244,414 shares of Preferred Stock held directly by Anzu Nuburu V, assuming all of the foregoing shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio. The Preferred Stock is convertible at any time into Common Stock at the applicable Preferred Conversion Price. Ms. Herman and Mr. Seldin are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. Ms. Herman disclaims beneficial ownership with respect to the shares held directly by the Anzu SPVs, except to the extent of her pecuniary interest therein, if any.

CUSIP No. 67021W103
Explanatory Note

This Amendment No. 5 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2023 (the “Original Schedule 13D” and, as amended by the Schedule 13D Amendment filed with the SEC on March 13, 2023, the Schedule 13D Amendment filed with the SEC on June 29, 2023, the Schedule 13D Amendment filed with the SEC on August 17, 2023, the Schedule 13D Amendment filed with the SEC on November 13, 2023 and this Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of David Seldin, Whitney Haring-Smith, Debrah Herman, David & Jennifer Michael Family Ltd Partnership, a California limited partnership, CST Global LLC, a Wyoming limited liability company, Anzu Partners LLC, a Florida limited liability company (“Anzu Partners”), Anzu Nuburu LLC, a Florida limited liability company (“Anzu Nuburu”), Anzu Nuburu II LLC, a Florida limited liability company (“Anzu Nuburu II”), Anzu Nuburu III LLC, a Florida limited liability company (“Anzu Nuburu III”), and Anzu Nuburu V LLC, a Florida limited liability company (“Anzu Nuburu V” and collectively with Anzu Nuburu, Anzu Nuburu II and Anzu Nuburu III, the “Anzu SPVs,” and the Anzu SPVs collectively with the others named above, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Nuburu, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Original Schedule 13D are materially unchanged. Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Original Schedule 13D.

The Reporting Persons have determined that, as of the date of this filing, the Reporting Persons are no longer the beneficial owners of more than five percent of the Issuer’s securities and are no longer required to report their holdings on Schedule 13D. Consequently, this Amendment No. 5 represents the final amendment to the Schedule 13D and constitutes an exit filing with respect to the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to include the following disclosure at the end of the Item:

On November 21, 2024, Anzu Nuburu V made a pro-rata in-kind distribution to its members for no additional consideration of an aggregate of 133,024 shares of Common Stock. Of the shares of Common Stock distributed by Anzu Nuburu V, Mr. Seldin received 33,036 shares and CST Global LLC received 21,645 shares.

On November 21, 2024, Anzu Nuburu II made a pro-rata in-kind distribution to its members for no additional consideration of an aggregate of 24,314 shares of Common Stock. Of the shares of Common Stock distributed by Anzu Nuburu II, Mr. Haring-Smith received 1,434 shares, Mr. Seldin received 7,285 shares and CST Global LLC received 618 shares.

On November 21, 2024, Anzu Nuburu III made a pro-rata in-kind distribution to its members for no additional consideration of an aggregate of 19,979 shares of Common Stock. Of the shares of Common Stock distributed by Anzu Nuburu III, Mr. Haring-Smith received 747 shares, Mr. Seldin received 6,541 shares and CST Global LLC received 497 shares.

CUSIP No. 67021W103
On November 21, 2024, Anzu Nuburu made a pro-rata in-kind distribution to its members for no additional consideration of an aggregate of 52,862 shares of Common Stock. Of the shares of Common Stock distributed by Anzu Nuburu, Mr. Haring-Smith received 3,210 shares, Mr. Seldin received 14,223 shares and CST Global LLC received 2,784 shares.

Item 5.	Interest in Securities of the Issuer.

The information set forth in paragraphs (a) - (c) of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety by the following.

(a) - (b) The percentage of beneficial ownership reported by each Reporting Person in this Schedule 13D is based on an aggregate of 18,686,931 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2024, and any shares of Common Stock issuable upon (i) the conversion of any shares of Preferred Stock beneficially owned by the Reporting Person (assuming such shares of Preferred Stock have been converted into Common Stock at the Maximum Preferred Conversion Ratio) and (ii) the conversion of Convertible Notes beneficially owned by the Reporting Person at the Convertible Note Conversion Price, as applicable (the “Outstanding Shares”).

(i) Mr. Seldin beneficially owns an aggregate of 385,884 shares of Common Stock constituting approximately 2.03% of the Outstanding Shares. Mr. Seldin has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 337,369 shares of Common Stock. Mr. Seldin and Mr. Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Mr. Seldin has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 48,515 shares of Common Stock;

(ii) Anzu Partners beneficially owns an aggregate of 27,339 shares of Common Stock constituting approximately 0.15% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

 (iii) Anzu Nuburu beneficially owns an aggregate of 4,870 shares of Common Stock constituting approximately 0.03% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(iv) Anzu Nuburu II beneficially owns an aggregate of 2,238 shares of Common Stock constituting approximately 0.01%of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(v) Anzu Nuburu III beneficially owns an aggregate of 1,847 shares of Common Stock constituting approximately 0.01% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vi) Anzu Nuburu V beneficially owns an aggregate of 12,221 shares of Common Stock constituting approximately 0.07% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(vii) CST Global LLC beneficially owns an aggregate of 74,111 shares of Common Stock constituting approximately 0.40% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

(viii) David & Jennifer Michael Family Ltd Partnership beneficially owns an aggregate of 1,355 shares of Common Stock constituting approximately 0.01% of the Outstanding Shares and has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock;

CUSIP No. 67021W103
(ix) Mr. Haring-Smith beneficially owns an aggregate of 33,497 shares of Common Stock constituting approximately 0.18% of the Outstanding Shares. Mr. Haring-Smith has sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 6,158 shares of Common Stock. Mr. Seldin and Mr.  Haring-Smith are managing partners of Anzu Partners and share voting and dispositive power with respect to the shares of Common Stock held directly by Anzu Partners. As a result of the foregoing, Mr. Haring-Smith has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 27,339 shares of Common Stock; and

(x) Ms. Herman beneficially owns an aggregate of 21,176 shares of Common Stock constituting approximately 0.11% of the Outstanding Shares. Mr. Seldin and Ms. Herman are managers of each of the Anzu SPVs and share voting and dispositive power with respect to the shares of Common Stock held directly by the Anzu SPVs. As a result of the foregoing, Ms. Herman has shared power to vote or direct the vote and shared power to dispose or direct the disposition of an aggregate of 21,176 shares of Common Stock.

(c) Except as set forth in Item 4, none of the Reporting Persons has effected any transactions in shares of Common Stock.

CUSIP No. 67021W103
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2024

Anzu Nuburu LLC		Anzu Nuburu II LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Nuburu III LLC		Anzu Nuburu V LLC

By:	/s/ David Seldin	By:	/s/ David Seldin
Name: David Seldin		Name: David Seldin
Title: Manager		Title: Manager

Anzu Partners LLC		David Seldin

By:	/s/ David Seldin	/s/ David Seldin
Name: David Seldin
Title: Manager

David & Jennifer Michael Family Ltd Partnership		CST Global LLC

By:	/s/ David Michael	By:	/s/ David Michael
Name: David Michael		Name: David Michael
Title: General Partner		Title: Manager

Whitney Haring-Smith	Debrah Herman

/s/ Whitney Haring-Smith	/s/ Debrah Herman